Exhibit 99.1

 June 2021

 Disclaimer  This presentation has been prepared by Legend Biotech Corporation (“Legend Biotech” or the “Company”) solely for information purpose and does not contain all relevant information relating to the Company.The safety and efficacy of the agents and/or uses under investigation discussed in this presentation have not been established. There is no guarantee that the agents will receive health authority approval or become commercially available in any country for the uses being investigated.Certain information contained in this presentation and statements made orally during this presentation relate to or are based on studies, publications, surveys and other data obtained from third-party sources and Legend Biotech's own internal estimates and research. While Legend Biotech believes these third-party sources to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. While Legend Biotech believes its internal research is reliable, such research has not been verified by any independent source. Forward-Looking Statements This presentation contains “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements include, but are not limited to, statements relating to the Company’s strategies and objectives; the anticipated timing of, and ability to progress, clinical trials; the ability to make, and the timing of, regulatory submissions in the United States, Europe and Asia, including Biologics License Application (BLA) submission to the U.S. Food and Drug Administration (FDA) for ciltacabtagene autoleucel (cilta-cel) for relapsed or refractory multiple myeloma (RRMM), the submission of a marketing authorisation application (MAA) for cilta-cel to the European Medicines Agency (EMA), and the submission of an Investigational New Drug (IND) for LB1901 in relapsed or refractory T-Cell Lymphoma (TCL); the ability to generate, analyze and present data from clinical trials; patient enrollment; anticipated timing regarding regulatory approvals by the FDA, EMA or Center for Drug Evaluation (CDE); and the potential benefits of Legend Biotech’s product candidates. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors. Legend Biotech’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including as a result of additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays, including requests for additional safety and/or efficacy data or analysis of data, or government regulation generally; unexpected delays as a result of actions undertaken, or failures to act, by our third party partners; uncertainties arising from challenges to Legend Biotech’s patent or other proprietary intellectual property protection, including the uncertainties involved in the US litigation process; competition in general; government, industry, and general public pricing and other political pressures; the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to the evolving situation; as well as the other factors discussed in the “Risk Factors” section of the Company’s Annual Report filed with the Securities and Exchange Commission on April 2, 2021. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this presentation as anticipated, believed, estimated or expected. Any forward-looking statements contained in this presentation speak only as of the date of this presentation. None of the Company nor any of its affiliates, advisers, or representatives has any obligation and does not undertake to update any forward-looking statements to reflect future events or circumstances.   2

 Cell Therapy Platform Overview

We Are A Fully Integrated Global Cellular Therapy Company

COMPELLING DATA WITH INNOVATIVE PIPELINE

- Lead product candidate ciltacabtagene autoleucel (cilta-cel) may have the potential to deliver deep and durable anti-tumor responses in RRMM
- Broad portfolio of earlier-stage autologous product candidates targeting both hematologic and solid cancers, as well as allogeneic CAR-T approaches

FUTURE PIPELINE

AML	LYMPHOMA	GASTRIC CANCER	OVARIAN CANCER	INFECTIOUS DISEASE

GLOBAL COLLABORATION WITH JANSSEN*

- Global collaboration with Janssen for the development of cilta-cel established December 2017
  - Received an upfront payment of $350 million and a total of $200 million in milestone payments to date
  - Up to an additional $1,150 million in potential future milestone payments janssen PHARMACEUTICAL COMPANIES OF Johnson&Johnson

INTEGRATED CELL THERAPY PLATFORM

- In-house antibody generation and CAR-T specific functional screening technologies
- Early clinical proof-of-concept, leveraging KOL relationships in China, the US and globally
- Building large-scale manufacturing facilities in the United States, Europe and China
- >900 employees worldwide in US, China and Europe

RRMM, Relapsed and/or Refractory Multiple Myeloma; AML, acute myeloid leukemia; KOL, key opinion leaders

Legal entity to the agreement is Janssen Biotech, Inc.

LEGEND BIOTECH 4

                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                       Legend Biotech’s Global R&D Strategy  5  With a Presence in Major Geographies, our Mission is to Improve the Lives of Patients Worldwide  CAR, Chimeric Antigen Receptor; TCR, T-Cell Receptor        CoreTechnologies  Disease Areas  Product Platforms  Hematologic Malignancies  CAR  Autologous  Allogeneic  TCR  Solid Tumors  Infectious Diseases

 End-to-End R&D Capability  6  Proprietary methodology to optimize the selection of binding domains and design CAR-T constructs with two or more antigen-binding domains  Robust in vitro and in vivo screening platforms to prioritize pipeline assets   High-throughput antibody screening and engineering capability including single-domain antibodies generated from Llama and conventional antibodies      Binding Domain Selection and Construct Design  Pre-clinical Validation  Antibody Screening Platforms      Clinical Proof of Concept  Efficient clinical translation, leveraging deep relationships with KOLs in US and China

Robust Pipeline of the Next Generation Cell Therapies


US / China
US / RoW
China
Preclinical
Phase 1
Phase 2
Phase 3
Hematologic Malignancies
Autologous
MM* (BCMA)
LEGEND-2⁺
CARTIFAN-1
CARTITUDE-1
CARTITUDE-2
CARTITUDE-4
TCL (CD4)
AML (CD33 x CLL-1)
NHL-DLBCL (CD19 x CD20 x CD22)
Allogeneic
NHL-DLBCL, FL, MCL, SLL (CD20)
MM (BCMA)
Solid Tumors
Gastric (Claudin 18.2)
Ovarian (MSLN)
HCC, NSCLC (Undisclosed)
SCLC (Undisclosed)
Infectious Diseases
HIV (Undisclosed)

AML, acute myeloid leukemia; BCMA, B-cell maturation antigen; DLBCL, diffuse large B-cell lymphoma; FL, follicular lymphoma; HCC, hepatocellular carcinoma; HIV, human immunodeficiency virus; MCL, mantle cell lymphoma; NHL, non-Hodgkin lymphomas; MM, multiple myeloma; MSLN, mesothelin; NSCLC, non small cell lung cancer; RoW, Rest of World; SCLC, small cell lung cancer; SLL, small lymphocytic lymphoma; TCL, T-cell lymphoma

*In collaboration with Janssen, Pharmaceutical Companies of Johnson & Johnson

⁺LEGEND-2 trial is completed with ongoing follow-up

LEGEND BIOTECH

7

                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                               Legend and Janssen Global Collaboration  8    Worldwide collaboration and license agreement to develop and commercialize cilta-cel  US 50 / 50  Europe 50 / 50   Greater China 70 / 30 Legend / Janssen  Japan50 / 50  Potential Additional Milestone Paymentsup to $1,025 million  Potential Additional Manufacturing Milestone Paymentsup to $125 million  First Milestone$25 millionDec 2018  Fourth Milestone$30 millionJan 2020  Third Milestone$30 millionJul 2019  Second Milestone$25 millionJul 2019  Upfront Payment$350 millionQ1 2018                    Fifth Milestone$75 millionDecember 2020    Sixth Milestone$15 millionMay 2021

Highly Experienced Management Team

US



YING HUANG
Chief Executive Officer/ Chief Financial Officer
Credit Suisse, Bank of America, Wachovia, Barclays, Merck



Lida Pacaud
Clinical Development
Novartis, Roche, Wyeth



DONG GENG
Early-stage Drug Development
Lilly, Merck, Bristol Myers Squibb, Regeneron



STEVE GAVEL
Commercial Development
Celgene, IQVIA, Millennium, Amgen



ALAN KICK
Global Quality
Celgene, Pfizer, Roche, Dendreon, Johnson & Johnson



ELIZABETH GOSEN
Global Manufacturing
ImClone Systems, Merck



YUHONG QIU
Global Regulatory
Novartis, Johnson & Johnson



MEETA CHATTERJEE
Global Business Development
Merck, Schering-Plough



Lori Macomber
Finance
Ametek, Lilly

CHINA



FRANK FAN
Chief Scientific Officer
& Co-Founder
GenScript, SickKids, University of Toronto



SIMON WU
Research & Development
GenScript



TRACY LUO
Clinical Development
Amgen, AstraZeneca



CHONG YANG
Commercial Development
Roche, Bayer, Novartis

LEGEND BIOTECH

9

 Cilta-celClinical Development

   Multiple Myeloma: Blood Cancer with a High Unmet Need  11  CI, confidence interval; PI, Proteasome Inhibitor; IMiD, immunomodulatory drug; MM, multiple myeloma; OS, overall survival 1. Cancer Stat Facts: Myeloma. https://seer.cancer.gov/statfacts/html/mulmy.html. Accessed June 2021. 2. Facts and Statistics. https://www.lls.org/facts-and-statistics/facts-and-statistics-overview. Accessed June 2021. 3. Globocan 2020 World Fact Sheet: https://gco.iarc.fr/today/data/factsheets/cancers/35-Multiple-myeloma-fact-sheet.pdf. Accessed June 2021. 4. Globocan 2020 World Fact Sheet: World. https://gco.iarc.fr/today/data/factsheets/populations/900-world-fact-sheets.pdf. Accessed June 2021. 5. Globocan 2020 World Fact Sheet: United States of America. http://gco.iarc.fr/today/data/factsheets/populations/840-united-states-of-america-fact-sheets.pdf. Accessed June 2021. 6. Globocan 2020 World Fact Sheet: Europe. https://gco.iarc.fr/today/data/factsheets/populations/908-europe-fact-sheets.pdf. Accessed June 2021. 7. Globocan 2020 World Fact Sheet: China. https://gco.iarc.fr/today/data/factsheets/populations/160-china-fact-sheets.pdf. Accessed June 2021. 8. Gandhi UH, et al. Leukemia. 2019;33:2266-75.      US: Incidence is 32,119, with mortality of 13,4265  EUROPE: Incidence is 50,918, with mortality of 32,4956  CHINA: Incidence is 21,116, with mortality of 16,1827  176,404 NEW CASES WORLDWIDE IN 2020,accounting for 1% of worldwidenew cancer cases3,4                                                                                                                                                                                                                                                                                                    1.0  0.8  0.6  0.4  0.2  0.0  0  10  20  30  40  50  Months  Proportion Surviving  Non-triple-refractory (N=57)  Triple-and quad-refractory (N=148)  Penta-refractory (N=70)  P=0.002                            POOR SURVIVAL OUTCOMES IN MULTIPLE REFRACTORY MMMedian OS < 12 months                                                                                                                                                                                                              3RD MOST COMMON BLOOD CANCER   accounting for 18% of all hematologic cancer1-3  in patients refractory to anti-CD38, ≥ 1 PI(s) and / or ≥ 1 IMiD(s)8  Median OS for each group        Median OS(months)  95% Cl        Non-triple-refractory  11.2  (5.4–17.1)        Triple-and quad-refractory  9.2  (7.1–11.2)        Penta-refractory  5.6  (3.5–7.8)

First-in-Human, Phase 1, Dose Finding Study in RRMM LEGEND-2: LCAR-B38M CAR-T cells


Xi'an
Second Affiliated Hospital of Xi'an Jiaotong University[1]
Wang et al,
ASH 2019 Oral Presentation
Nanjing
Jiangsu Province Hospital[2]
Chen, ASH 2019 Poster
Xi'an
Nanjing
Shanghai
Shanghai
Shanghai Ruijin Hospital[2]
Chen, ASH 2019 Poster
Shanghai Changzheng Hospital[2]
Chen, ASH 2019 Poster

Key Inclusion Criteria[1,2]

- Active MM defined by IMWG criteria with documented disease progression during or within 12 months of most recent anti-MM drugs or auto-HSCT
- Relapsed on prior regimens

Enrollment

- Total: 74 patients (4 sites in China)
- Xi'an: N=57, Wang, et al. ASH 2019
- JS/RJ/CZ sites: N=17, Chen, et al. ASH 2019

Preconditioning

- Cyclophosphamide only (Xi'an, Jiangsu)[1,2]
- Cyclophosphamide + fludarabine (Changzheng, Ruijin)[2]

Administered dose (CAR+ viable T cells/kg)

- Xi'an[1] (median)=0.5×10^6 (0.07-2.1×10^6)
- RJ/CZ/JS[2] (mean)=0.70×10^6 (0.2–1.5×10^6)

Safety & Tolerability

- Cilta-cel CAR-T cells displayed a safety profile consistent with other safety reports of BCMA-targeting CAR-T cell therapy[1,2]

Data cut-off: 31 July 2019 (N=57) and 31 October 2019 (N=17);

1. Wang B-Y et al. ASH Annual Meeting; December 7-10, 2019; Orlando, FL, Abstract 579. 2. Chen L, et al. ASH Annual Meeting; December 7-10, 2019; Orlando, FL, Abstract 1858.

LEGEND BIOTECH

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LEGEND-2: Long-Term Deep Responses and High Response Rate

Xi'an: Best overall response (N=57)[1]

- mDOR= 27.0 months (mDOR for CR= 29.1 months)[1]
- Median time to initial response= 1 month[1]
- mPFS= 19.9 months (mPFS for CR= 28.2 months)[1]
- mOS = 36.1 months (mOS for CR not reached)[1]



Median follow-up 25 months
ORR, %
100
80
60
40
20
0
74% (n=42)
4% (n=2)
11% (n=6)
9% (n=5)
2% (n=1)
2% (n=1)
CR
VGPR
PR
SD
PD
NE

ORR[a] = 88%

Ruijin (RJ), Jiangsu (JS), Changzheng (CZ): Best overall response (N=17)[2]

- Median time to initial response= 1 month[2]
- mPFS = 18 months; mOS= not reached[2]



Median follow-up 26 months
ORR, %
100
80
60
40
20
0
82% (n=14)
6% (n=1)
12% (n=2)
CR
VGPR
NE

ORR[a] = 88%

Data cut-off: 31 July 2019 (N=57) and 31 October 2019 (N=17); Xi'an: NE patient died of PE/ACS prior to first evaluation. RJ,JS, CZ: For NE patients, 1 patient died on Day 13 due to CRS and tumor lysis syndrome; 1 patient received chemotherapy prior to first assessment and was censored. [a]ORR=PR or better; response assessed per International Myeloma Working Group criteria
CR, complete response; VGPR, very good partial response; PR, partial response; SD, stable disease; PD, progressive disease; NE, not evaluable; mDOR, median duration of response; MRD, minimal residual disease; ORR, overall response rate; mPFS, median progression free survival; mOS, median overall survival.

1. Wang B-Y et al. ASH Annual Meeting; December 7-10, 2019; Orlando, FL, Abstract 579; 2. Chen L, et al. ASH Annual Meeting; December 7-10, 2019; Orlando, FL, Abstract 1858.

LEGEND BIOTECH

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CARTITUDE-1: Phase 1b/2 Study Design

Primary Objectives

- **Phase 1b: Characterize the safety of ciltacabtagene autoleucel (cilta-cel) and confirm the recommended phase 2 dose**
- **Phase 2: Evaluate the efficacy of cilta-cel by ORR**

Key Inclusion Criteria

- Progressive MM per IMWG criteria
- ECOG PS ≤1
- Measurable disease
- Received ≥3 prior therapies or double refractory
- Prior PI, IMiD, anti-CD38 therapy

Administered dose

- Median administered dose:
  0.71x10^6 (0.51– 0.95x10^6) CAR+ viable T cells/kg

CARTITUDE-1

Screening (28 Days)

Apheresis

Bridging Therapy[a] (as needed)

Cy (300 mg/m^2) + Flu (30 mg/m^2) — *Day -5 to -3*

Cilta-cel Infusion
Target: 0.75x10^6 (0.5 – 1.0x10^6) CAR+ viable T cells/kg — *Day 1*

Post-infusion Assessments
Safety, Efficacy, PK, PD, Biomarker

Follow-up

Cy, cyclophosphamide; ECOG PS, Eastern Cooperative Oncology Group performance status; Flu, fludarabine; IMiD, immunomodulatory drug; IMWG, International Myeloma Working Group; PI, proteasome inhibitor; PD, pharmacodynamic; PK, pharmacokinetic; MM, multiple myeloma
Data cut-off: Feb 11, 2021; [a] Treatment that was received previously and resulted in at least stable disease.

1. Usmani S, et al. ASCO Annual Meeting (Virtual). June 4-8, 2021. Abstract 8005; 2. Clinicaltrials.gov website (NCT03548207). https://clinicaltrials.gov/ct2/show/NCT03548207. Accessed June 2021

LEGEND BIOTECH 14

CARTITUDE-1: Baseline Characteristics

Characteristic (N=97)	
Age, median (range) years	61.0 (43–78)
Male, n (%)	57 (58.8)
Black/African American, n (%)	17 (17.5)
All plasmacytomas,[a] n (%)	19 (19.6)
Extramedullary plasmacytomas, n (%)	13 (13.4)
Bone-based plasmacytomas, n (%)	6 (6.2)
Bone-marrow plasma cells ≥60%, n (%)	21 (21.9)
Years since diagnosis, median (range)	5.9 (1.6–18.2)
High-risk cytogenetic profile, n (%)	23 (23.7)
del17p	19 (19.6)
t(14;16)	2 (2.1)
t(4;14)	3 (3.1)
Tumor BCMA expression ≥50%, n (%)	57 (91.9)[b]

Characteristic	
Prior lines of therapy, median (range)	6.0 (3–18)
Prior lines of therapy, n (%)	
3	17 (17.5)
4	16 (16.5)
≥5	64 (66.0)
Previous stem-cell transplantation, n (%)	
Autologous	87 (89.7)
Allogeneic	8 (8.2)
Triple-class exposed,[c] n (%)	97 (100)
Penta-drug exposed,[d] n (%)	81 (83.5)
Triple-class refractory[c]	85 (87.6)
Penta-drug refractory[d]	41 (42.3)
Refractory status, n (%)	
Carfilzomib	63 (64.9)
Pomalidomide	81 (83.5)
Anti-CD38 antibody	96 (99.0)
Refractory to last line of therapy, n (%)	96 (99.0)

Data cut-off: Feb 11, 2021; BCMA, B-cell maturation antigen; IMiD, immunomodulatory drug; PI, proteasome inhibitor.
[a]All plasmacytomas include extramedullary and bone-based plasmacytomas. [b]Denominator n=62, the number of evaluable samples; BCMA expression detected in all evaluable samples. [c]At least 1 PI, at least 1 IMiD, and 1 anti-CD38 antibody. [d]At least 2 PIs, at least 2 IMiDs, and 1 anti-CD38 antibody.
Usmani S, et al. ASCO Annual Meeting (Virtual). June 4-8, 2021. Abstract 8005

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CARTITUDE-1: Overall Response Rate



N=97
ORR: 97.9%
100
80
60
40
20
0
Patients, %
80.4% sCR
80.4%
14.4%
3.1%
94.8% ≥VGPR
Best response
PR
VGPR
sCR

With longer follow-up, responses deepened with increasing rate of sCR

- Median time to first response: 1 month (range, 0.9–10.7)
- Median duration of response: 21.8 months (95% CI, 21.8–NE); not reached in patients with sCR
- Response rates were comparable (range, 95–100%) across different subgroups (eg, number of prior lines of therapy, refractoriness, extramedullary plasmacytomas, and cytogenetic risk)[a]
- 91.8% of 61 evaluable patients were MRD negative[b]
  - Median time to MRD 10^{-5} negativity: 1 month (range, 0.8–7.7)

Data cut-off: Feb 11, 2021; CR, complete response; MRD, minimal residual disease; ORR, overall response rate; sCR, stringent complete response; VGPR, very good partial response. ORR assessed by independent review committee. [a]Subgroups by number of prior lines of therapy (≤4, >4), refractoriness (triple-class, penta-drug), cytogenetic risk (high risk, standard risk), baseline bone marrow plasma cells (≤30%, >30 to <60%, ≥60%), baseline tumor BCMA expression (≥median, <median), and baseline plasmacytomas (including extramedullary and bone-based). [b]MRD was assessed in evaluable samples (ie, patients with identifiable clone at baseline and sufficient cells for testing at 10^{-5} threshold in post treatment samples) by next-generation sequencing (clonoSEQ, Adaptive Biotechnologies) in all treated patients at Day 28, and at 6, 12, 18, and 24 months regardless of the status of disease measured in blood or urine.

Usmani S, et al. ASCO Annual Meeting (Virtual). June 4-8, 2021. Abstract 8005

LEGEND BIOTECH 16

 CARTITUDE-1: Progression Free Survival  17  Progression-Free Survival, Patients (%)  Months                                                                                                                                                                                                                                                                                                                                                                                                                                  All Patients    sCR    Median: 22.8 months (95% CI, 22.8–NE)  Median: not reached  18-month PFS:All Patients: 66.0% (95% CI, 54.9–75.0)sCR: 75.9% (95% CI, 63.6–84.5)18-month OS:All patients: 80.9% (95% CI, 71.4–87.6)  97  95  85  77  73  55  26  9  1  1  0  78  78  76  71  68  51  26  9  1  1  0  All Patients  Responders With sCR  Number at Risk  Data cut-off: Feb 11, 2021; NE, not estimable; PFS, progression-free survival; OS, overall survival; sCR, stringent complete response.Usmani S, et al. ASCO Annual Meeting (Virtual). June 4-8, 2021. Abstract 8005  Median duration of follow-up: 18 months (range, 1.5–30.5)

CARTITUDE-1: Safety

	N = 97	
	Any Grade	Grade 3/4
Hematologic AEs, (≥30%), n (%)		
Neutropenia	93 (95.9)	92 (94.8)
Anemia	79 (81.4)	66 (68.0)
Thrombocytopenia	77 (79.4)	58 (59.8)
Leukopenia	60 (61.9)	59 (60.8)
Lymphopenia	51 (52.6)	48 (49.5)
Non-hematologic AEs (≥30%), n (%)		
Hypocalcemia	31 (32.0)	3 (3.1)
Hypophosphatemia	30 (30.9)	7 (7.2)
Fatigue	36 (37.1)	5 (5.2)
Cough	34 (35.1)	0
CAR-T associated AEs, n (%)		
CRS[a]	92 (94.8)	4 (4.1)
Neurotoxicity	20 (20.6)	9 (9.3)

- **No new safety signals with longer follow-up**
- CRS
  - 94.6% of patients experienced low-grade CRS (n=92)
  - Median time to onset of 7 days (range, 1-12)
  - Median duration of 4 days (range, 1-97)[b] and resolved in 91 (98.9%) patients within 14 days of onset
- Neurotoxicity
  - 20.6% of patients experienced neurotoxicity in total with overlap between ICANS and Other Neurotoxicities (Grade ≥3: 10.3%)
    - ICANS observed in 16.5% (Grade ≥3: 2.1%)
    - Other Neurotoxicities[c] observed in 12.4% (Grade ≥3: 9.3%)
- 6 treatment-related deaths as assessed by the investigator[d]

Data cut-off: Feb 11, 2021; AE, adverse event; ALT, alanine aminotransferase; AST, aspartate aminotransferase; ASTCT, American Society for Transplantation and Cellular Therapy; CRS, cytokine release syndrome; HLH, hemophagocytic lymphohistiocytosis. [a]CRS was graded using Lee et al. (*Blood* 2014) in the phase 1b portion of the study and ASTCT in phase 2; in this combined analysis, Lee et al. criteria were mapped to ASTCT criteria for patients in the phase 1b portion. [b]The patient with 97-day duration died due to CRS/HLH. [c]Events not reported as ICANS (ie, onset after a period of recovery from CRS and/or ICANS). [d]There were 21 study deaths: 6 were treatment-related as assessed by the investigator, the remaining were due to AEs unrelated to treatment (n=5) and disease progression (n=10)

Usmani S, et al. ASCO Annual Meeting (Virtual). June 4-8, 2021. Abstract 8005

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CARTITUDE-2: Multicohort Study
Cohort A: 1 – 3 prior lines, lenalidomide refractory RRMM

- **CARTITUDE-2 is a phase 2, multicohort, open-label study assessing the efficacy and safety of cilta-cel in patients with multiple myeloma in various clinical settings**


BCMA-binding domains
VHH
VHH
4-1BB
CD3ζ
Cilta-cel (CAR-T)

Cohort A:
- Cohort A patients had progressive MM after 1–3 prior lines of therapy, and were refractory to lenalidomide
- Despite advances continued unmet need with mPFS of 9.9 months (DPd)[1]

Primary objectives
- Minimal residual disease (MRD) 10^{-5} negativity

Secondary objectives
- ORR, duration of response, time and duration of MRD negativity, and incidence and severity of adverse events


Study Design
Cohort A: Patients with progressive MM after 1–3 prior lines of therapy, lenalidomide refractory
Screening (1 to ≤28 days)
Apheresis
Bridging therapy (as needed)
Cy (300 mg/m²) + Flu (30 mg/m²)
Day -5 to -3
Cilta-cel infusion
Target: 0.75×10⁶ (0.5–1.0×10⁶) CAR+ viable T cells/kg
Day 1
Postinfusion assessments (Day 1 to 100)
Safety, efficacy, PK, PD, biomarker
Posttreatment assessments (Day 101 up to end of cohort)
Safety, efficacy, PK, PD, biomarker
Follow-up

CAR, chimeric antigen receptor; cilta-cel, ciltacabtagene autoleucel; Cy, cyclophosphamide; Flu, fludarabine; MM, multiple myeloma; PD, pharmacodynamics; PK, pharmacokinetics
[1] mPFS for lenalidomide refractory patients, Dimopoulos MA et al. Lancet Oncol. 2021;22:801-812

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CARTITUDE-2: Phase 2 Multi-Cohort Study

- Cohort A included 20 patients who had progressive MM after 1–3 prior lines of therapy and were refractory to lenalidomide
- Median prior lines of therapy: 2 (range, 1-3); 1 patient treated in an outpatient setting



ORR: 95% (19/20[a])
Patients, %
100
90
80
70
60
50
40
30
20
10
0
45%
30%
10%
10%
≥CR
75%
≥VGPR
85%
sCR
CR
VGPR
PR

- No progression of disease at median follow-up of 5.8 months (range 2.5-9.8)
- All patients (n=4) with MRD-evaluable[b] samples at the 10^{-5} threshold were MRD negative at data cut-off
- The safety profile was manageable
  - CRS occurred in 85% (n=17); mostly grades 1/2; median time to CRS onset was 7 days (range, 5–9)
  - Neurotoxicities occurred in 20% (n=4) of patients; no grade ≥3; no incidence of movement and neurocognitive TEAEs
  - 1 death occurred 100 days after infusion due to COVID-19 (assessed as tx related by the investigator)

Data cut-off date: Jan 2021; [a]Patient who did not respond had stable disease. [b]MRD was assessed in evaluable samples (ie, patients with identifiable clone at baseline and sufficient cells for testing at 10^{-5} threshold in post treatment samples) by next-generation sequencing (clonoSEQ, Adaptive Biotechnologies) in all treated patients.
CR, complete response; MRD, minimal residual disease; ORR, overall response rate; PR, partial response; sCR, stringent complete response; TEAE, treatment-emergent adverse events; VGPR, very good partial response.
Agha M, et al. ASCO Annual Meeting (Virtual). June 4-8, 2021. Abstract 8013.

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CARTITUDE Program: Safety

Successful new patient management strategies have been implemented in the CARTITUDE program to prevent and reduce the incidence of neurotoxicity[1-3]

Movement and Neurocognitive TEAEs[a]

- Occurred in 5 of 97 patients in CARTITUDE-1

Risk factors (2 or more)

- High tumour burden[b]
- Grade ≥2 CRS
- ICANS
- High CAR T-cell expansion and persistence

Patient Management Strategies

- Enhanced bridging therapy to reduce tumour burden
- Early and aggressive treatment of CRS and ICANS
- Handwriting assessments and extended monitoring

CARTITUDE Program Level >100 additional patients have been dosed[c]

- Patient management strategies to prevent or reduce these AEs have been successfully implemented in new and ongoing cilta-cel studies
- This is reliant on effective implementation of these patient management strategies

AE, adverse event; CRS, cytokine release syndrome; ICANS, immune effector cell–associated neurotoxicity syndrome; TEAE, treatment-emergent AE.
[a]Two patients with ongoing symptoms continued to improve at the time of data cutoff; patient management strategies were implemented, including enhanced bridging therapy to reduce baseline tumor burden, early aggressive treatment of CRS and ICANS, handwriting assessments for early detection of neurotoxicity symptoms, and extended monitoring and reporting time for neurotoxicity beyond the first 100 days post-cilta-cel infusion. [b]Defined as having high tumor burden when any of the following parameters were met: bone marrow plasma cell ≥80%, serum M-spike ≥5 g/dL, serum free light chain ≥5000 mg/L. [c]Included patients treated in earlier and later line settings across the CARTITUDE program.

1. Usmani S, et al. ASCO Annual Meeting (Virtual). June 4-8, 2021. Abstract 8005. 2. Agha M, et al. ASCO Annual Meeting (Virtual). June 4-8, 2021. Abstract 8013. 3. Einsele H, et al. ASCO Annual Meeting (Virtual). June 4-8, 2021. Abstract 8028

LEGEND BIOTECH 21

Clinical Program: Cilta-cel Studies in Multiple Myeloma

FIH Study in China *Long-term Follow-up*		Registrational Studies		Earlier Lines of Therapy	
LEGEND-2[1]	**NCT03090659** ■ Phase 1, multi-center study of LCAR-B38M CAR-T cells in RRMM ■ Fully enrolled and ongoing in China	CARTITUDE-1 MMY2001[2]	**NCT03548207** ■ Phase 1b/2, multi-center registration study of cilta-cel in RRMM ■ Fully enrolled and ongoing in US and Japan	CARTITUDE-2 MMY2003[4]	**NCT04133636** ■ Global, multi-cohort study ■ Phase 2 open-label study of cilta-cel in various clinical settings to evaluate MRD negativity ■ Enrolling in US / EU/ Israel
		CARTIFAN-1 MMY2002[3]	**NCT03758417** ■ Phase 2, multi-center confirmatory study of cilta-cel in RRMM ■ Ongoing in China	CARTITUDE-4 MMY3002[5]	**NCT04181827** ■ Global, randomized study ■ Phase 3 open-label study of cilta-cel vs DPd or PVd in patients with RRMM, 1–3 lines of prior therapy and refractory to lenalidomide ■ Enrolling in US/EU/JP/AUS/ Israel/Korea

DPd, daratumumab, pomalidomide, dexamethasone; EU, European Union; JP, Japan; PVd, pomalidomide, bortezomib, dexamethasone; RRMM, relapsed and/or refractory multiple myeloma; SoC, standard of care; US, United States.

[1] NCT03090659. Clinicaltrials.gov website. https://clinicaltrials.gov/ct2/show/NCT03090659. Accessed June 2021;
[2] NCT03548207. Clinicaltrials.gov website. https://clinicaltrials.gov/ct2/show/NCT03548207. Accessed June 2021. CARTITIDE-1 is global registration study;
[3] NCT03758417. Clinicaltrials.gov website. https://clinicaltrials.gov/ct2/show/NCT03758417. Accessed June 2021. CARTIFAN-1 is registration study for China only;
[4] NCT04133636. Clinicaltrials.gov website. https://clinicaltrials.gov/ct2/show/NCT04133636. Accessed June 2021;
[5] NCT04181827. Clinicaltrials.gov website: https://clinicaltrials.gov/ct2/show/NCT04181827. Accessed June 2021

LEGEND BIOTECH 22

Global Manufacturing Network

US Facilities



Raritan, NJ

BCMA US / EU / JP / ROW Launch/ Commercial Site

✓ GMP Operational



Somerset, NJ

US / EU / JP Legend Clinical Supply Site

- Initiating construction phase

EU Facility In Planning

- EU launch from Raritan, NJ, US
- EU Site in planning phase



State-of-the Art Manufacturing

Robust and Scalable Global Supply of Cell Therapies

China Facilities



Nanjing

BCMA China Launch Site & Legend Clinical Supply Site

✓ GMP Operational



Zhenjiang

Additional Commercial Site

- Construction in progress

LEGEND BIOTECH 23

   Future Potential Milestone Payments  24    Clinical Milestones: $105M  $105 million for the achievement of specified future development milestones  $710 million for the achievement of specified regulatory milestones  Regulatory Milestones: $710M  Further milestone payments of up to $125 million for the achievement of specified manufacturing milestones  Manufacturing Milestones: $125M  $210 million for the achievement of specified net trade sales milestones.  Commercial Milestones: $210M   Future Potential Milestones

 Program Areas of DevelopmentLegend Biotech is utilizing the extensive cell therapy experience of our leadership and R&D staff, global clinical partners, and expanding research facilities to realize the potential of cell therapy to treat diseases that are thought to be incurable, such as hematologic malignancies, solid tumors and infectious diseases.

LB1901: Investigational CAR-T for T Cell Lymphoma

MoA/ Scientific Rationale	• LB1901 targets CD4 antigen that is expressed in most T cell lymphoma (TCL) subtypes and in subsets of normal immune cells • LB1901 is a CD8-enriched anti-CD4 CAR-T and contains a unique binder to CD4 leading to potential elimination of CD4+tumor cells
Target	• CD4 is a surface membrane glycoprotein expressed at high levels on TCL and a subtype of normal T cells[1] • Anti-CD4 mAb have been investigated in clinical studies for TCL[2]
Clinical Development	• US IND cleared with FDA • Ongoing Phase 1 studies in US and China • Patient population: relapsed/refractory PTCL and CTCL patients

CD, cluster of differentiation; CAR, chimeric antigen receptor; CTCL, cutaneous T-cell lymphoma; FDA, Food & Drug Administration; IND, investigational new drug application; mAb, monoclonal antibody; PTCL, peripheral T-cell lymphoma

1. Scherer LD, et al. *Front Oncol*. 2019;9:126; 2. Knox S, et al. *Blood*. 1996;87:893-899.

LEGEND BIOTECH 26

LB1908: Investigational CAR-T for Gastric Cancer

MoA/ Scientific Rationale	• LB1908 targets Claudin (CLDN) 18.2 through high-affinity VHH antibody • VHH antibody, identified via in-house, selectively binds to CLDN 18.2
Target	• Claudins are a family of tight junction proteins[1] • CLDN18.2 is commonly expressed on multiple cancers including gastric cancer[2]
Clinical Development	• Phase I clinical study in China is ongoing for the treatment of adult patients with advanced gastric cancer • US IND is being developed with planned submission in 2H2021

1. Zhang J, et al. Chin J Cancer Res. 2020 Apr;32(2):263-70. 2. Sahin U,et al. Clin Cancer Res. 2008 Dec 1;14(23):7624-34.

LEGEND BIOTECH 27

LB1905: Investigational Allogenic CAR-T

MoA/ Scientific Rationale	• LB1905 targets CD20 that is expressed in B cell lymphoma • LB1905 applied Legend UniCAR technology which is an unique non-gene-editing allogeneic CAR-T platform • Simple and efficient manufacturing promote product homogeneity and accessibility
Target	• CD20 is mainly expressed in pre-B cells and mature B cells. It is expressed in more than 95% of B-cell lymphomas and not in hematopoietic stem cells, plasma cells, and other normal tissues
Clinical Development	• Allogeneic CD20 targeted product for the treatment of adult patients with recurred NHL • Promising allogeneic platform that can potentially be leveraged in Legend clinical development programs

LEGEND BIOTECH

28

Near-Term Targets for Legend Biotech  29    File BLA in China for cilta-cel  Targeted FDA approval for cilta-cel in US (PDUFA target action date Nov 29, 2021)  2H21  US: United States; BLA: Biologics License Application; FDA: Federal Drug Administration; PDUFA: Prescription Drug User Fee Act; MAA: Marketing Authorization Application; EMA: European Medicines Agency  Targeted CDE approval for cilta-cel in China  2022  Targeted EMA approval for cilta-cel in EU  2022  Initiate phase 1 study for LB1901 for T-cell Lymphoma in US  2021  2H21  File BLA in Japan for cilta-cel              2H21

 Investment Highlights  30    Global Collaboration  Global collaboration with Janssen for the development of cilta-cel with ongoing clinical trials  Deep and durable anti-tumor responses observed in heavily pretreated patients with MM; BLA for cilta-cel submitted to US FDA (PDUFA target action date Nov 29, 2021); MAA for cilta-cel submitted to EMA  Promising Clinical Data  End-to-end R&D and manufacturing capabilities with two core technologies (CAR and TCR) and two platforms (Autologous and Allogeneic)  Experienced team with broad involvement in biopharmaceutical drug discovery, development and commercialization  Fully Integrated Platform  Strong Management          BLA: Biologics License Application; FDA: Federal Drug Administration; PDUFA: Prescription Drug User Fee Act; MAA: Marketing Authorization Application; EMA: European Medicines Agency

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